SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated November 27, 2017 announcing results for the quarter ended September 30, 2017
• Third quarter earnings call presentation

Ferroglobe Reports Results for Third Quarter 2017

•	Q3 2017 revenue of $451.6 million, up 6% from $425.8 million in Q2 2017
•
Q3 2017 net loss of $(5.0) million and a diluted loss per share of $(0.02), down from a net profit of $1.0 million and diluted earnings per share of $0.02 in the prior quarter, driven by tax adjustments/valuation allowances

•	Q3 2017 adjusted net profit of $9.2 million, or $0.05 on a fully diluted per share basis, compared to a net profit of $6.0 million, or $0.05 on a fully diluted per share basis in the prior quarter
•	Q3 2017 reported EBITDA of $54.3 million, an increase of 48% compared to reported EBITDA of $36.8 million in Q2 2017
•	Q3 2017 adjusted EBITDA of $56.1 million, an increase of 28% compared to $43.9 million adjusted EBITDA in the prior quarter
•	Maintained strong balance sheet with Q3 2017 net debt of $394.3 million[1] compared to $434.6 million in Q2 2017
•	Results exceeded expectations with strong performance driven by price recovery and volume improvements in both silicon metal and manganese based alloys

LONDON, Nov. 27, 2017 – Ferroglobe PLC (NASDAQ: GSM), the world's leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the third quarter of 2017.

In Q3 2017, Ferroglobe posted a net loss of $(5.0) million, or $(0.02) per share on a fully diluted basis. On an adjusted basis, Q3 2017 net profit was $9.2 million, or $0.05 per share on a fully diluted basis.

Q3 2017 reported EBITDA was $54.3 million, up from $36.8 million in the prior quarter. On an adjusted basis, Q3 2017 EBITDA was $56.1 million, up 27.9% from Q2 2017 adjusted EBITDA of $43.9 million. The company reported adjusted EBITDA margins of 12.4% for Q3 2017, compared to adjusted EBITDA margins of 10.3% for Q2 2017.

Net sales in Q3 2017 totaled $451.6 million, up 6.1% from $425.8 million in Q2 2017. Selling prices for Ferroglobe's key products continued to improve over the course of the quarter across both the U.S. and Europe:
•
The average selling price for silicon metal increased by 5.4% from $2,210/MT in Q2 2017 to $2,330/MT in Q3 2017, a significant improvement driven mainly by the market impact of the ongoing trade cases in the United States;

•	The average selling price for silicon-based alloys increased 3.7% to $1,645/MT in the quarter from $1,586/MT in the prior quarter;
•	The average selling price for manganese alloys increased 3.1% to $1,349/MT in Q3 as compared to $1,308/MT in the prior quarter; and,
•	In addition to these pricing trends, Ferroglobe continued to realize average sales prices in excess of the index.

In addition to improved pricing, the company also saw stabilization of demand and volumes across its key products. In terms of sales volumes, silicon metal experienced a 0.7% increase quarter-over-quarter, manganese alloys experienced a 14.3% increase quarter-over-quarter and silicon alloys experienced a 5.7% decrease quarter-over-quarter.

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Shipments in metric tons:
Silicon Metal	83,465	82,881	81,091	242,099	259,016
Silicon-based Alloys	66,873	70,913	69,539	212,622	218,271
Manganese-based Alloys	73,642	64,403	59,368	201,745	193,985
Total shipments*	223,980	218,197	209,998	656,466	671,272

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Average selling price ($/MT):
Silicon Metal	$2,330	$2,210	$2,090	$2,211	$2,240
Silicon-based Alloys	$1,645	$1,586	$1,391	$1,564	$1,421
Manganese-based Alloys	$1,349	$1,308	$865	$1,320	$801
Total*	$1,803	$1,741	$1,512	$1,727	$1,558

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Average selling price ($/lb.):
Silicon Metal	$1.06	$1.00	$0.95	$1.00	$1.02
Silicon-based Alloys	$0.75	$0.72	$0.63	$0.71	$0.64
Manganese-based Alloys	$0.61	$0.59	$0.39	$0.60	$0.36
Total*	$0.82	$0.79	$0.69	$0.78	$0.71

* Excludes by-products and other

"Ferroglobe delivered strong performance with quarter-over-quarter earnings growth and improved profitability. The ongoing trade cases in the United States resulted in continued pricing improvement for silicon metal in that market and sustained strong end-market demand continued to drive the stabilization of shipment volumes," said CEO Pedro Larrea. "The business continues to perform through the recovery, and we are focused on carefully managing our costs to fully capture the benefits of the new market environment. At the same time, as the recently announced deal with Glencore proves, we are increasing our presence in the core businesses. We expect prices to continue to improve through the year and we remain focused on sustained performance across all business segments as we move into the final quarter of 2017 and beyond."

Strong cash flow generation continues to support liquidity

Working capital decreased by $11.6 million1 during the quarter, primarily a result of the increased securitization of receivables. Year-to-date the company has increased total working capital by $8.6 million1 due to the recovery cycle. Ferroglobe continued to generate positive cash flows. During the third quarter, the company generated operating cash flows of $67.4 million1, free cash flow of $52.7 million1, with total free cash flow of $58.5 million1 year to date.

Ferroglobe's net debt was $394.3 million1 at the end of Q3 2017, down compared to $434.6 million at the end of Q2 2017.

1 As of September 30, 2017, the balance sheet includes the securitized accounts receivables under the Company's new global accounts receivables securitization program which began in July 2017.  As such, $120.1M is included in debt and accounts receivables in the balance sheet as of September 30, 2017, which reflects the receivables sold into the program.  However, the impact of the securitization is included in the calculation of certain key metrics, such as net debt, working capital, cash flows from operations and free cash flow in order make such metrics comparable.

Adjusted EBITDA:

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016

(Loss) profit attributable to the parent	$(3,347)	2,859	(28,523)	(7,042)	(96,460)
Loss attributable to non-controlling interest	(1,640)	(1,859)	(2,545)	(5,060)	(15,836)
Income tax expense (benefit)	14,364	(1,949)	(10,158)	11,201	(38,419)
Net finance expense	14,528	14,547	6,693	42,045	21,216
Financial derivatives loss	1,823	4,071	-	5,894	-
Exchange differences	1,529	(7,263)	876	(5,714)	2,880
Depreciation and amortization charges, operating allowances and write-downs	27,076	26,401	30,440	80,699	97,972
EBITDA	54,333	36,807	(3,217)	122,023	(28,647)
Non-controlling interest settlement	-	1,751	-	1,751	-
Power credit	-	(3,696)	-	(3,696)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	-	2,608	-	2,608	-
Accrual of contingent liabilities related to commercial disputes	-	6,400	-	6,400	-
Impairment loss	-	-	9,043	-	67,630
Transaction and due diligence expenses	-	-	111	-	7,979
Business interruption	(1,980)	-	2,532	(1,980)	2,532
Inventory impairment	-	-	4,330	-	4,330
Step-up valuation adjustment	3,757	-	-	3,757	-
Globe purchase price allocation adjustments	-	-	-	-	10,022
Adjusted EBITDA	$56,110	43,870	12,799	130,863	63,846

Adjusted net profit (loss) attributable to Ferroglobe:

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016

(Loss) profit attributable to the parent	$(3,347)	2,859	(28,523)	(7,042)	(96,460)
Tax rate adjustment	11,363	(1,645)	3,035	11,489	9,810
Non-controlling interest settlement	-	1,191	-	1,191	-
Power credit	-	(2,513)	-	(2,513)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	-	1,773	-	1,773	-
Accrual of contingent liabilities related to commercial disputes	-	4,352	-	4,352	-
Impairment loss	-	-	6,149	-	45,988
Transaction and due diligence expenses	-	-	75	-	5,426
Business interruption	(1,346)	-	1,722	(1,346)	1,722
Inventory impairment	-	-	2,944	-	2,944
Step-up valuation adjustment	2,555	-	-	2,555	-
Globe purchase price allocation adjustments	-	-	-	-	6,815
Adjusted profit (loss) attributable to the parent	$9,225	6,017	(14,598)	10,459	(23,755)

Adjusted diluted profit (loss) per share:

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016

Diluted profit (loss) per ordinary share	$(0.02)	0.02	(0.17)	(0.04)	(0.56)
Tax rate adjustment	0.07	(0.01)	0.01	0.07	0.06
Non-controlling interest settlement	-	0.01	-	0.01	-
Power credit	-	(0.01)	-	(0.01)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	-	0.01	-	0.01	-
Accrual of contingent liabilities related to commercial disputes	-	0.03	-	0.03	-
Impairment loss	-	-	0.04	-	0.27
Transaction and due diligence expenses	-	-	-	-	0.03
Business interruption	(0.01)	-	0.01	(0.01)	0.01
Inventory impairment	-	-	0.02	-	0.02
Executive severance	-	-	-	-	-
Step-up valuation adjustment	0.01	-	-	0.01	-
Globe purchase price allocation adjustments	-	-	-	-	0.04
Adjusted diluted profit (loss) per ordinary share	$0.05	0.05	(0.09)	0.07	(0.13)

Recent developments

The trade cases in the United States and the favorable demand environment have allowed Ferroglobe to return to close to full capacity utilization. The Selma facility (Alabama, US) has restarted operations, and the remainder of Ferroglobe's European and North American plants are running at full capacity. Facilities in Argentina and South Africa are at 50% and 65% utilization, respectively, as a result of unfavorable local conditions, but are planning to restart full operations in the near future. Ferroglobe's plant in Venezuela has halted operations since May, as the company awaits further developments in the country.

In the ongoing trade cases that Ferroglobe filed in the U.S., the Department of Commerce ("DOC") issued preliminary determinations on August 7, 2017 imposing countervailing duties on silicon metal imports from Australia, Brazil and Kazakhstan. The duties imposed ranged from 3.69% to 120%. The DOC made preliminary determinations on October 5, 2017 in the antidumping cases against Australia, Brazil and Norway. The antidumping duties imposed ranged from 3.74% to 134.92%. Now more than 63% of silicon metal imports into the U.S. are subject to cash deposit requirements.

On November 2, 2017, the Canadian International Trade Tribunal ("CITT") determined that dumped silicon metal imports from Laos and Thailand, subsidized imports from Norway, and dumped and subsidized imports from Brazil, Kazakhstan and Malaysia had not caused injury and were not threatening to cause injury to the sole Canadian producer, Quebec Silicon Limited Partnership and QSIP Canada ULC ("Quebec Silicon").

The CITT issued its reasons for decision on November 17, 2017. We believe the CITT made several critical errors regarding, among others, the impact and relevance of global price declines on Canadian market pricing and the basis on which silicon metal is negotiated and sold to customers in Canada. Ferroglobe intends to appeal the CITT's decision to the Federal Court of Appeal.
We note this decision has no relevance for or impact on the ongoing antidumping and countervailing duty cases in the United States against silicon metal imports from Australia, Brazil, Kazakhstan and Norway because these are different proceedings in different jurisdictions, based on different facts and different legal standards.
On November 21, Ferroglobe announced that it has entered into an agreement for the acquisition of a 100% interest in Glencore's manganese alloys plants in Dunkirk (France) and Mo I Rana (Norway). The parties expect the transaction to close in the first quarter of 2018, subject to obtaining certain regulatory approvals in France, Germany and Poland and other customary conditions.
Conference Call

Ferroglobe will review the results for the third quarter of 2017 during a conference call at 9:00 a.m. Eastern Time on Tuesday, November 28, 2017.

The dial-in number for the call for participants in the United States is +1 877-293-5491 (conference ID 4495559).  International callers should dial +1 914-495-8526 (conference ID 4495559).  Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/zre43hs5

About Ferroglobe

Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

* * *
INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 786 509 6925, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Income Statement
(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016

Sales	$451,628	425,810	364,727	1,273,475	1,186,159
Cost of sales	(267,364)	(250,279)	(236,631)	(758,781)	(771,238)
Other operating income	7,404	4,008	4,963	13,041	11,013
Staff costs	(74,183)	(74,168)	(67,586)	(214,836)	(206,819)
Other operating expense	(59,741)	(65,009)	(60,490)	(184,874)	(179,805)
Depreciation and amortization charges, operating allowances and write-downs	(27,076)	(26,401)	(30,440)	(80,699)	(97,972)
Impairment losses	(98)	-	(9,044)	(98)	(67,631)
Other gain (loss)	(3,313)	(3,555)	844	(5,904)	(326)
Operating profit (loss)	27,257	10,406	(33,657)	41,324	(126,619)
Finance income	258	162	548	1,215	1,233
Finance expense	(14,786)	(14,709)	(7,241)	(43,260)	(22,449)
Financial derivatives loss	(1,823)	(4,071)	-	(5,894)	-
Exchange differences	(1,529)	7,263	(876)	5,714	(2,880)
Profit (loss) before tax	9,377	(949)	(41,226)	(901)	(150,715)
Income tax (expense) benefit	(14,364)	1,949	10,158	(11,201)	38,419
(Loss) profit for the period	(4,987)	1,000	(31,068)	(12,102)	(112,296)
Loss attributable to non-controlling interest	1,640	1,859	2,545	5,060	15,836
(Loss) profit attributable to the parent	$(3,347)	2,859	(28,523)	(7,042)	(96,460)

EBITDA	54,333	36,807	(3,217)	122,023	(28,647)
Adjusted EBITDA	56,110	43,870	12,799	130,863	63,846

Weighted average shares outstanding
Basic	171,947	171,947	171,838	171,947	171,838
Diluted	171,947	172,047	171,838	171,947	171,838

(Loss) profit per ordinary share
Basic	(0.02)	0.02	(0.17)	(0.04)	(0.56)
Diluted	(0.02)	0.02	(0.17)	(0.04)	(0.56)

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars)

	September 30,	June 30,	December 31,
	2017	2017	2016
ASSETS
Non-current assets
Goodwill	$234,613	232,250	230,210
Other intangible assets	59,120	60,282	62,839
Property, plant and equipment	890,084	888,844	781,606
Non-current financial assets	6,372	6,198	5,823
Non-current financial assets from related parties	-	-	9,845
Deferred tax assets	49,463	52,214	44,950
Non-current receivables from related parties	2,363	2,282	2,108
Other non-current assets	21,971	22,337	20,245
Total non-current assets	1,263,986	1,264,407	1,157,626
Current assets
Inventories	353,296	337,555	316,702
Trade and other receivables	328,056	229,703	209,406
Current receivables from related parties	3,351	3,684	11,971
Current income tax assets	7,896	11,272	19,869
Current financial assets	3,681	3,661	4,049
Other current assets	12,834	12,568	9,810
Cash and cash equivalents	189,763	183,561	196,931
Assets and disposal groups classified as held for sale	-	-	92,937
Total current assets	898,877	782,004	861,675
Total assets	$2,162,863	2,046,411	2,019,301

EQUITY AND LIABILITIES
Equity	$915,837	906,518	892,042
Non-current liabilities
Deferred income	5,077	5,960	3,949
Provisions	87,490	85,029	81,957
Bank borrowings	-	62,776	179,473
Obligations under finance leases	71,894	72,647	3,385
Debt instruments	338,772	338,202	-
Other financial liabilities	97,560	116,492	86,467
Other non-current liabilities	2,385	2,449	5,737
Deferred tax liabilities	143,789	144,345	139,535
Total non-current liabilities	746,967	827,900	500,503
Current liabilities
Provisions	23,736	22,091	19,627
Bank borrowings *	146,221	1,021	241,818
Obligations under finance leases	12,572	12,030	1,852
Debt instruments	2,738	12,537	-
Other financial liabilities	34,375	2,460	1,592
Payables to related parties	10,466	8,813	30,738
Trade and other payables	184,244	178,602	157,706
Current income tax liabilities	8,350	4,673	961
Other current liabilities	77,357	69,766	64,780
Liabilities associated with assets classified as held for sale	-	-	107,682
Total current liabilities	500,059	311,993	626,756
Total equity and liabilities	$2,162,863	2,046,411	2,019,301

* As of September 30, 2017, includes financing of $120,091 related to the Company's accounts receivable securitization program.

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) profit for the period	$(4,987)	1,000	(31,068)	(12,102)	(112,296)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax expense (benefit)	14,364	(1,949)	(10,158)	11,201	(38,419)
Depreciation and amortization charges, operating allowances and write-downs	27,076	26,401	30,440	80,699	97,972
Finance income	(258)	(162)	(548)	(1,215)	(1,233)
Finance expense	14,786	14,709	7,241	43,260	22,449
Financial derivatives loss	1,823	4,071	-	5,894	-
Exchange differences	1,529	(7,263)	876	(5,714)	2,880
Impairment losses	98	-	9,044	98	67,631
(Gain) loss on disposals of non-current and financial assets	3,711	1,348	217	4,501	408
Other adjustments	(364)	2,208	3,269	1,438	4,248
Changes in operating assets and liabilities
(Increase) decrease in inventories	(4,372)	(11,943)	2,135	(9,207)	59,831
(Increase) decrease in trade receivables	(90,108)	9,456	17,547	(76,887)	71,783
Increase (Decrease) increase in trade payables	3,370	(8,943)	9,834	12,583	1,093
Other*	6,631	(506)	(603)	(28,420)	(59,504)
Income taxes paid	(3,768)	(3,919)	(8,911)	(9,984)	(20,188)
Interest paid	(22,249)	(4,378)	(6,837)	(36,356)	(20,306)
Net cash (used) provided by operating activities	(52,718)	20,130	22,478	(20,211)	76,349
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	(88)	-	(2,020)	(498)	(2,543)
Property, plant and equipment	(14,692)	(14,319)	(10,805)	(41,373)	(53,289)
Non-current financial assets	-	-	(411)	(14)	(684)
Current financial assets	-	-	3,988	-	(9,930)
Disposals:
Current financial assets	-	-	(99)	-	-
Interest received	54	211	1,328	618	2,037
Net cash used by investing activities	(14,726)	(14,108)	(8,019)	(41,267)	(64,409)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	-	-	(27,496)	-	(41,243)
Payment for debt issuance costs	(3,210)	(3,078)	-	(16,765)	-
Proceeds from debt issuance	-	-	-	350,000	-
Increase/(decrease) in bank borrowings:
Borrowings	118,468	30	22,362	149,923	105,331
Payments	(38,296)	(15,300)	(19,623)	(425,976)	(57,698)
Other amounts paid due to financing activities	(990)	(10,694)	(3,750)	(18,895)	(8,313)
Net cash provided (used) by financing activities	75,972	(29,042)	(28,507)	38,287	(1,923)
TOTAL NET CASH FLOWS FOR THE PERIOD	8,528	(23,020)	(14,048)	(23,191)	10,017
Beginning balance of cash and cash equivalents	183,561	193,031	135,774	196,982	116,666
Exchange differences on cash and cash equivalents in foreign currencies	(2,326)	13,550	(2,560)	15,972	(7,517)
Ending balance of cash and cash equivalents	$189,763	183,561	119,166	189,763	119,166

* Includes the cash outflow impact of the $32.5M shareholder settlement during the quarter ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2017
FERROGLOBE PLC

by	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

     Advancing Materials Innovation  NASDAQ: GSM    Third Quarter 2017

 Forward-Looking Statements and non-IFRS Financial Metrics  This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the businesses of Globe Specialty Metals Inc. and Grupo FerroAtlántica (together, “we,” “us,” “Ferroglobe,” the “Company”) will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward- looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between the non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 30, 2017 accompanying this presentation, which is incorporated by reference herein.

 Table of Contents  Q3 2017 OverviewSelected Financial Highlights

 I. Q3 2017 Overview     Pedro Larrea, Chief Executive Officer

Q3 2017 results confirm recovery trend

Disciplined ***execution*** *of commercial strategy*

(ASP increase vs Q2 2017)
- Si Metal **+5.4%**
- Si alloys **+3.7%**
- Mn alloys **+3.1%**

Continued ***volumes*** *recovery in most core products*

(Volume change vs Q2 2017)
- Si Metal **+0.7%**
- Si alloys **-5.7%**
- Mn alloys **+14.3%**

Revenue +6.1% vs Q2 2017

Adjusted EBITDA $56.1million +27.9 % vs Q2 2017

Adjusted EBITDA margin improvement of 212 bps to 12.4%

Q3 net loss $-5.0 million – adjusted net profit $9.2 million*

Normalized *business platform*

- **Continuous margins** improvement
- **Successful** commercial strategy
- **Timely deployment** (or closure when needed) of production facilities
- **KTM program** to optimize technical performance

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*Adjusted net profit attributable to the parent

Q3 2017 results confirm recovery trend

Adjusted EBITDA evolution
($ million)



33.9
17.2
12.8
9.1
30.9
43.9
56.1
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017

- **Best two** consecutive quarters since the creation of Ferroglobe
- **Flexible** commercial and industrial strategy has allowed to adapt to market circumstances
- Evolving towards **full capacity** utilization
- Having been able to generate **cash flow** even in the worst quarters

- 5 -

Update on corporate matters

Acquisition of Manganese Alloys Facilities

- On November 21, 2017 Ferroglobe signed definitive agreement for the acquisition of manganese plants in France and Norway from Glencore
- More than doubles capacity in manganese based alloys
- Agent arrangements with Glencore

Investor Relations

- On October 17, 2017 Ferroglobe hosted its inaugural investor day
- Part of an on-going effort focused on increasing our communication with investors
- Deep dive on the company, business environment, corporate strategy, and outlook for 2018

Solar Project

- Launched the first phase (1,400 tpa) of the solar project in Puertollano (Spain)
- The project is the first step to achieve a cost efficient entry in a high technology product line

Governance

- On October 26, 2017 shareholders approved changes to the Articles of Association of the Company
- Pierre Vareille was appointed as a Non-Executive Director

Trade Actions

- On November 2, 2017 the Canadian International Trade Tribunal (CITT) determined that there is no injury from dumping and subsidized imports. Ferroglobe reviewing the CITT statement of reasons to evaluate next steps
- On October 5, 2017 the U.S. Department of Commerce DOC announced its affirmative preliminary determinations in the antidumping duty investigations of imports of silicon metal from Australia, Brazil, and Norway

- 6 -

Source: Company information

 Diversified portfolio provides exposure to improved pricing across key products  Qtr / Qtr Revenue Growth by Product  Other  Source: Company information  Business benefits from a diversified portfolio, now generating balanced earnings from the three main product segments   Revenue Contribution by Product and Market (9 months 2017)

 Q3 2017 revenues up 6.1% vs previous quarter  Silicon metal prices and Mn alloys volumes improvements were the key drivers in the quarter

 Silicon metal snapshot   Volume Trends  Sequential Quarter Product EBITDA Contribution ($m)  Commentary  Silicon prices remain robust — North American pricing showing steady increases on the back of trade related determinations; — European prices benefited from higher Chinese pricing in the quarter — Favorable impact of appreciation of EUR against USDThe costs were affected by appreciation of EUR against USD at EU plants and increased cost of power and coal at North American plants.Steady growth in sales volumes  Pricing Trends

 Silicon-based alloys snapshot   Volume Trends  Commentary  Prices for Silicon-based alloys continue to remain at historically strong levels. Prices and costs were affected by appreciation of EUR against USD.   Sequential Quarter Product EBITDA Contribution ($m)  Pricing Trends

 Manganese-based alloys snapshot  Commentary  Mn-based alloys provided the biggest contribution improvement with stronger pricing and volumes, offsetting the higher ore costsVolumes improved 14.3% over Q2-17. Steady increases in volumes back to 2015 levelsPrices continue to remain healthy supported by strong demand dynamics  Volume Trends  Pricing Trends  Sequential Quarter Product EBITDA Contribution ($m)

 Pricing momentum continues to drive performance   Ferroglobe Actions Leading to Results  Commercial strategy proves to be right capturing the continued recovery of the market Continue to optimize business platform: Actions underway to optimize production facilities: minimizing the impact of idled facilities: streamlining production plans to increase utilization rates; including the conversion of furnaces to capture market opportunitiesStreamlining of best practicesDiversified product portfolio   Sequential Quarter EBITDA Contribution ($m)

Delivering value for shareholders and positioning for the long term

Q3 2017 Performance

- Reported EBITDA of $54.3 million, +47.6 % vs reported EBITDA of $36.8 million in Q2 2017. Adjusted EBITDA of $56.1 million for the quarter.
- Net loss of -5.0 million, or $-0.02 per share on a fully diluted basis. Adjusted net profit attributable to the parent of $9.2 million, or $0.05 per share on a fully diluted basis.
- Working capital reduced by $11.7 million during the quarter, primarily due to the securitization program.
- Operating cash flow of $67.4 million and free cash flow of $52.7 million
- Balance sheet strength maintained:
  - Net debt of $394.3 million at end of Q3, down by 9.3% compared to $434.6 at the end of Q2;
  - Net Debt to EBITDA metrics have improved dramatically

Remain Focused on Delivering Long-Term Value

- Conservative capital structure — company positioned to pursue growth opportunities
  - Successful refinancing has simplified the debt structure and improved the solvency with regard to covenants
  - Focus on deleveraging the balance sheet
  - Leverage target of below 2x
- Continue to focus on managing cost structure through technical performance, portfolio optimization and streamlining of SG&A
- Operational strategy beginning to take shape leveraging to upside expected next year - Si Metal capacity increased
- Business decisions, including M&A and CapEx, are made with a focus on financial metrics – targeting immediately accretive transactions.

- 13 -

Selected Financial Highlights  Joe Ragan, Chief Financial Officer

 Q3 2017 key performance indicators and overview  1 Free cash flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment.”Source: Company information2 Does not include securitization program $120 m  Key performance indicators  Q3 2017  Q2 2017  FY 2016  Revenue ($m)  451.6  425.8  1,555.7  Operating Profit ($m)  27.3  10.4  -375.6  Profit Attributable to the Parent ($m)  -3.3  2.9  -338.4  Adjusted EBITDA ($m)  56.1  43.9  70.4  Adjusted EBITDA Margin  12.4%  10.3%  4.5%  Working Capital ($m)  377.02  388.7  368.4  Free Cash Flow1 ($m)  52.7  5.8  43.4  Notes

 Balance sheet summary  ($mm)  Q3 20171  Q2 20171  12/31/2016  Total Assets  2,162.9  2,046.4  2,019.3  Net Debt2  394.33  434.6  405.0  Book Equity   915.8  906.5  892.0          Net Debt2 / Total Assets  18.2%  21.2%  20.1%  Net Debt2 / Capital4   30.1%  32.4%  31.2%  Financial results are unauditedNet Debt includes finance lease obligationsDoes not include $120m of securitization programCapital is calculated as book equity plus net debt  Notes

 Debt evolution ($m)  Quarterly debt evolution1  Debt does not include $120m of securitization program  Notes

 Working capital evolution ($m)  Working capital does not include $120m of securitization program  Notes  1

   Concluding remarks   Improved Market Environment  Contracting Season Well Underway  Strong 2018 Expected

    Q&A

 Advancing Materials Innovation  NASDAQ: GSM      Third Quarter 2017

 Forward-Looking Statements and non-IFRS Financial Metrics  This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the businesses of Globe Specialty Metals Inc. and Grupo FerroAtlántica (together, “we,” “us,” “Ferroglobe,” the “Company”) will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward- looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between the non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 30, 2017 accompanying this presentation, which is incorporated by reference herein

 Table of Contents  Q3 2017 OverviewSelected Financial Highlights